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                             August 11, 2022

       Trent McKendrick
       Chief Executive Officer
       Lever Global Corp
       Level 11, 9255 W Sunset Blvd
       West Hollywood, CA 90069

                                                        Re: Lever Global Corp
                                                            Registration
Statement on Form S-1
                                                            Filed July 15, 2022
                                                            File No. 333-266157

       Dear Mr. McKendrick:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please clarify whether you intend to use the extended transition period for complying with any new or revised
financial accounting standards provided pursuant to Section 7(a)(2)(B)
                                                        of the Securities Act.
On page 4, you indicate that you do not intend to use this extended transition period, but
you did not check the applicable box on the registration statement cover page.
 Trent McKendrick
FirstName LastNameTrent  McKendrick
Lever Global Corp
Comapany
August 11, NameLever
           2022       Global Corp
August
Page 2 11, 2022 Page 2
FirstName LastName
2. You indicate on page 12 that your CEO, Trent McKendrick, has sufficient voting power to control the outcome of all issues submitted to the vote of your common stockholders.
         Please disclose Mr. McKendrick   s voting power and whether the
company will be a
         controlled company. Also disclose that Series A Preferred stock has voting rights of 20 votes per share and the common stock being offered in this prospectus has one vote per share.
3. You disclose that there is no public market for your common stock but that selling shareholders may offer the shares from time to time through public or private transactions at fixed prices, prevailing market prices, varying prices determined at the time of sale, or privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Prospectus Summary
Company Overview, page 3

4. Please revise to distinguish clearly between the current status of the App and your plans
         for the future. You state that the Lever App    provides
subscribers with certain services
         but we note that the company is currently developing and testing the App and the product will not launch until the end of the fourth quarter of 2022. You also state that the
         company    carefully executes its social media strategy by using
billboard
         signage   attending events       but it is unclear whether you have
undertaken these actions
         or whether you intend to take such actions in the future.
5. Please provide more detail regarding your plans to expand in the fourth quarter of fiscal
         2022 into credit card management, overdue bills and other debt collections as you indicate that your current App will not launch until the fourth quarter of fiscal 2022.
6.       You state that your App    allows everyday people to negotiate, repay,
and settle student
         loans for the US market.    Please clarify whether subscribers will be
able to directly
         negotiate, repay, or settle student loans through your App or whether the App only seeks to provide information.
7.       You state that    [a]pproximately 47% of student loan holders qualify
for these programs,
         resulting in ~68.04 m loans with a ~99% approval.    Please disclose
the source of these
         statistics, which programs are counted, the relevant time period, and
how    student loan
         holders    and    approval    are defined in this context.
 Trent McKendrick
FirstName LastNameTrent  McKendrick
Lever Global Corp
Comapany
August 11, NameLever
           2022       Global Corp
August
Page 3 11, 2022 Page 3
FirstName LastName
8. Disclose that your independent auditors have raised concerns about your ability to continue as a going concern, and that management expects that the company will need to raise significant additional capital to accomplish its growth plan over the next twelve months but there can be no assurance that financing and/or capital might be available to the company.
Selling Shareholders, page 19

9. Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities.
Offices, page 30

10. Please file your lease as an exhibit to your registration statement. Please refer to Item
         601(b)(10)(ii)(D) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 35

11. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Refer to Item 303(b)(1) of
         Regulation S-K.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Trent McKendrick
FirstName LastNameTrent  McKendrick
Lever Global Corp
Comapany
August 11, NameLever
           2022       Global Corp
August
Page 4 11, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      William Barnett